[redacted]

08029901

BB 4/1

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Sussman 603-434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3 PROCESSED
APR 08 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/7

OATH OR AFFIRMATION

I, David G. Lavallee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER P. FORD
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 10, 2014

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVOLUTION PARTNERS, LLC

Financial Statements

For the Years Ended December 31, 2007 and 2006

REVOLUTION PARTNERS, LLC

Financial Statements

For the Years Ended December 31, 2007 and 2006

Contents | ***Page(s)***

Contents	Page(s)
Independent Auditors' Report	1
Financial Statements:	
Balance Sheet	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 10
Income Statement Schedules	11
Computation of Net Capital	12
Report on Internal Control	13 - 14

ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheets of Revolution Partners, LLC as at December 31, 2007 and 2006, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedules and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
March 28, 2008

REVOLUTION PARTNERS, LLC

Balance Sheet

As at December 31, 2007 and 2006

	2007	2006
ASSETS		
Current assets:		
Cash	$ 9,291,996	$7,370,546
Accounts receivable, net	702,558	466,004
Total current assets	9,994,554	7,836,550
Property and equipment, net	147,438	156,935
Other assets:		
Investments, at cost	101,380	101,380
Security deposits	192,405	56,500
Total other assets	293,785	157,880
Total Assets	$10,435,777	$8,151,365
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 149,219	$ 110,418
Accrued expenses	7,331,439	5,958,636
Accrued profit-sharing contribution	423,955	305,182
Total current liabilities	7,904,613	6,374,236
Equity:		
Members' equity	2,531,164	1,777,129
Total Liabilities and Members' Equity	$10,435,777	$8,151,365

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Income
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue	$18,233,174	$14,243,581
Operating expenses	15,705,637	12,409,366
Income from operations	2,527,537	1,834,215
Other income	128,333	808,450
Net income	$ 2,655,870	$ 2,642,665

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Members' Equity
For the Years Ended December 31, 2007 and 2006

Balance at December 31, 2005	$ 717,535
Members' contributions	245,000
Net income	2,642,665
Members' distributions	(1,828,071)
Balance at December 31, 2006	1,777,129
Members' contributions	50,000
Net income	2,655,870
Members' distributions	(1,951,835)
Balance at December 31, 2007	$2,531,164

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$2,655,870	$2,642,665
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	51,405	37,760
Bad debt expense	1,025,802	100,481
Gain on sale of investments	(23,149)	(712,914)
Non-cash compensation	-	(200,000)
Increase in operating assets:		
Accounts receivable	(1,262,356)	(350,954)
Increase in operating liabilities:		
Accounts payable	38,801	108,776
Accrued expenses	1,372,803	5,421,790
Accrued profit-sharing contribution	118,773	98,953
Net Cash Provided by Operating Activities	3,977,949	7,146,557
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposit refund received	10,000	19,000
Security deposit paid	(145,904)	(8,500)
Purchases of property and equipment	(41,909)	(116,546)
Purchase of investments	(74,032)	(30,000)
Proceeds from sale of investments	97,181	957,035
Net Cash Provided by (Used in) Investing Activities	(154,664)	820,989
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions	50,000	245,000
Members' distributions	(1,951,835)	(1,828,071)
Net Cash Used in Financing Activities	(1,901,835)	(1,583,071)
Net Increase in Cash	1,921,450	6,384,475
Cash at Beginning of Period	7,370,546	986,071
Cash at End of Period	$9,291,996	$7,370,546

See Accompanying Notes to Financial Statements

1. Nature of Business

Revolution Partners, LLC (the "Company") is a technology investment-banking boutique with offices located in Boston, Los Angeles and San Francisco. The Company specializes in mergers and acquisitions and private capital fundraising.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through an allowance for uncollectible accounts and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Investments
The Company classifies investments as available-for-sale securities. Management has elected to record these investments at cost as fair market values are generally difficult to determine. Accordingly, there are no unrealized gains or losses recorded in the financial statements. Realized gain on sale of securities is recognized as other revenue.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

2. *Summary of Significant Accounting Policies (continued)*

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Allowance for Doubtful Accounts*

Accounts receivable and allowance for doubtful accounts consists of the following as of December 31, 2007:

	2007	2006
Accounts receivable	$ 740,022	$ 466,004
Allowance for doubtful accounts	(37,464)	-
Accounts receivable, net	$ 702,558	$ 466,004

4. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2007	2006
Furniture and fixtures	7 years	$ 92,542	$ 72,270
Computer equipment	3 - 5 years	205,320	183,683
		297,862	255,953
Less accumulated depreciation		(150,424)	(99,018)
		$ 147,438	$ 156,935

Depreciation expense totaled $51,405 and $37,760 for the years ended December 31, 2007 and 2006, respectively.

5. *Investments*

The Company periodically receives warrants and stock options from clients in addition to fees for services rendered. The warrants and options carry varying exercise prices and expiration dates, but generally do not have readily determinable values. Accordingly, these securities are carried at zero cost in the financial statements. The Company did not exercise any warrants or options during the years ended December 31, 2007 and 2006.

6. *Leases*

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2012. At December 31, 2007, the Company's annual future minimum payments required under these leases are as follows:

2008	$1,017,572
2009	757,772
2010	589,257
2011	601,839
2012	406,818
Total	$3,373,258

Rental expense under all operating leases was approximately $717,810 and $375,535 for the years ended December 31, 2007 and 2006, respectively.

7. *Concentrations*

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

8. 401(k) Plan

The Company maintains a 401(k) plan (the "Plan") for its employees. An employee of the Company becomes eligible to participate in the Plan on the first day of the month following their third month of employment and having attained the age of 21. The Company may make matching and discretionary contributions to the Plan on the behalf of its employees. The Company did not make any matching contributions for the years ended December 31, 2007 and 2006. However, the Company made discretionary contributions for the years ended December 31, 2007 and 2006, of $423,955 and $305,182, respectively.

9. Employee Stock Option Agreement

The Company granted stock options representing an approximate 0.25% stake in the Company to employees above the analyst level starting in 2007.

10. Net Capital

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2007, the Company had net capital of $1,387,383, which is in excess of the minimum net capital of $526,974 and the Company's aggregate indebtedness to net capital ratio was 5.7 to 1. For the year ended December 31, 2006, the Company had net capital of $996,310, which was in excess of the minimum net capital of $424,949 and the Company's aggregate indebtedness to net capital ratio was 6.4 to 1.

11. SEC Reporting Requirements

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- A reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

12. *Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2007 and 2006*

Reconciliation of the Company's computation of net capital included in Part IIA of Form X-17A-5 with net capital reported in footnote 9 consisted of the following as at December 31, 2007 and 2006:

	2007	2006
Net capital as reported in Company's Part II A unaudited FOCUS report	$1,024,963	$2,498,091
Audit adjustments:		
Write off void checks and checks outstanding more than six months	-	2,500
Prepaid taxes adjustment	-	4,105
Accrued payroll adjustment	12,420	31,258
Accrued expenses adjustment	(20,000)	1,205
Accrued bonus and profit sharing adjustments	370,000	(1,540,849)
Adjusted net capital	$1,387,383	$ 996,310
Net capital per audited financial statements	$1,387,383	$ 996,310

13. *Reclassifications*

Certain amounts for the year ended December 31, 2006 have been reclassified to be comparable to the presentation for the year ended December 31, 2007.

REVOLUTION PARTNERS, LLC
Income Statement Schedules
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Advisory fees	$17,651,057	$13,815,388
Client reimbursed income	444,926	428,193
Rental income	137,191	-
Total Revenue	$18,233,174	$14,243,581
Operating Expenses:		
Bad debt expense	$ 1,025,802	$ 100,481
Business development	515,164	282,307
Charitable contributions	13,850	5,259
Consulting expense	104,810	125,731
Depreciation	51,405	37,760
Dues and subscriptions	29,112	25,356
Equipment rental	6,156	35,888
Insurance	364,885	221,681
Maintenance	7,233	2,829
Marketing	120,418	33,418
Meals and entertainment	102,999	86,746
Office supplies and expense	189,927	159,524
License and permits	-	4,058
Real estate taxes	71	248
Professional services	255,843	257,524
Profit-sharing expense	423,955	305,182
Rent	717,810	375,535
Client reimbursement expense	409,042	485,904
Salaries and wages	10,844,282	9,531,986
Taxes, payroll	341,113	212,865
Telephone	46,356	41,938
Travel	123,015	64,056
Utilities	12,389	13,090
Total Operating Expenses	$15,705,637	$12,409,366
Other Income (Expense):		
Interest income	$ 107,060	$ 95,536
Penalty and interest (expense)	(1,876)	-
Gain on sale of investments	23,149	712,914
Total Other Income	$ 128,333	$ 808,450

See Independent Auditors' Report

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2007 and 2006

	2007	2006
Total assets	$10,435,777	$8,151,365
Total liabilities	7,904,613	6,374,236
Net worth	2,531,164	1,777,129
Non-allowable assets	1,143,781	780,819
Tentative net capital	1,387,383	996,310
Minimum net capital	526,974	424,949
Excess net capital	$ 860,409	$ 571,361

See Independent Auditors' Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audits of the financial statements and supplemental schedules of Revolution Partners, LLC for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiencies constitute material weaknesses.

Segregation of duties is an important aspect of good internal control. This means that more than one person is involved in the accounting cycles. Although this is often difficult in companies with only a few employees, it is important for management to work towards this goal. Ideally, there would be a different person to: (1) record transactions in QuickBooks; (2) prepare the bank reconciliation; (3) order fixed assets; (4) approve purchase and payments of fixed asset invoices. At a minimum, we would like to see at least two people involved in the process and a member of management reviewing and signing off on prepared bank reconciliations.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sulesli & Associates, LLC

Needham Heights, Massachusetts
March 28, 2008

END